02021859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52994

RECEIVED MAR 27 2002

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2001 (MM/DD/YR) December 31, 2001 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID NO.

Liberty Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3923 Grand Avenue
(No. and Street)

Oakland (City) **CA** (State) 94610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hollander (510) 658-1880
(Area Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

100 Spear Street, 10th Floor (Address) **San Francisco** (City) **CA** (State) **94105** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 0 2 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, **David Hollander**, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statement and supporting schedules pertain to the firm of Liberty Group, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

RAJEEV VERMA
Commission # 1331008
Notary Public - California
Alameda County
My Comm. Expires Nov. 19, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY GROUP, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2001

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Members of
Liberty Group, LLC

We have audited the accompanying statement of financial condition of Liberty Group, LLC as of December 31, 2001, and the related statements of operations, changes in members' equity and cash flows for the period May 1, 2001 to December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Group, LLC as of December 31, 2001, and the results of its operations and its cash flows for the period May 1, 2001 to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Francisco, California
March 8, 2002

Harb, Levy + Weiland LLP

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com www.hlwcpa.com

NASD REGULATION
An NASD Company

RECEIVED
MAR 2 8 2002

March 1, 2002

Mr. Peter McCleary
MacMar Investment Corporation
335 Ridge Point Circle
Bridgeville, PA15017

Re: Annual Audit – December 31, 2001

Dear Mr. McCleary:

We are in receipt of your letter dated February 28, 2002, in which you requested an extension to file the December 31, 2001 annual audited report for MacMar Investment Corporation.

Based on the representations made in your letter, you are granted an extension until March 31, 2002 in which to file your annual audited report for fiscal year-end December 31, 2001.

As set forth on the NASD Regulation website, *www.nasdr.com*, the NASD will not accept any mail that does not have complete return names and addresses. Please be sure when sending mail to the NASD that your information is fully and appropriately labeled.

Sincerely,

James J. Flicker

James J. Flicker
Associate District Director

JJF/cm

cc: Ms. Sherry T. Lawrence
NASD Regulation, Inc.
Member Regulation, Programs
9509 Key West Avenue
Rockville, MD 20850

Buckler, McKenney & Nadzadi
Certified Public Accountants
116 Fox Plan Road
Monroeville, PA 15146-2799